Brandon Pankey · 3rd

Founder at Artist Presented Experiences (APEX)

Philadelphia, Pennsylvania, United States · Contact info

500+ connections

Artist Presented Experiences (APEX)

University of Pennsylvania

Experience

Founder
Artist Presented Experiences (APEX) · Full-time
Mar 2021 – Present · 9 mos

Vice President, Business Development and Operations
Live Nation Urban
Mar 2017 – Present · 4 yrs 9 mos

Executive Director
Destined to Achieve Successful Heights
Jun 2005 – Present · 16 yrs 6 mos

www.dashprogram.org

Advisor
THE HOLT XCHANGE
Jun 2019 – Sep 2021 · 2 yrs 4 mos

Director, Touring & Business Development
Maverick
Oct 2014 – Feb 2017 · 2 yrs 5 mos

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Education

University of Pennsylvania
2001 – 2005